SIPEX CORPORATION
233 SOUTH HILLVIEW DRIVE
MILPITAS, CA 95035
July 6, 2007
Via EDGAR and e-mail
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Tim Buchmiller

Re:	Sipex Corporation —
Registration Statement on Form S-1 (File No. 333-138740)
Acceleration Request

Requested Date:	July 6, 2007
Requested Time:	5:00 p.m., Eastern Standard Time
Ladies and Gentlemen:
     Sipex Corporation (the “Registrant”) hereby requests, in accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, that the Commission take appropriate action to make the Registrant’s Registration Statement on Form S-1 (File No. 333-138740) (the “Registration Statement”), effective at the Requested Date and Requested Time set forth above, or at such later time as the Registrant may request by telephone to the Securities and Exchange Commission (the “Commission”). The Registrant hereby authorizes each of Robert G. Day and Bart Dillashaw of Wilson Sonsini Goodrich & Rosati, P.C., counsel for the Registrant, to make such request on our behalf.
     In connection with the acceleration request, the Registrant hereby acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Tim Buchmiller
Securities and Exchange Commission
July 6, 2007

     Please direct any questions or comments regarding this request for acceleration of effectiveness to Robert G. Day or Bart Dillashaw of Wilson Sonsini Goodrich & Rosati, P.C., via facsimile at (650) 493-6811 or by telephone at (650) 493-9300. In addition, please provide a copy of the Commission’s order declaring the Registration Statement effective to Bart Dillashaw via facsimile at the above-reference fax number.

Very truly yours, SIPEX CORPORATION
By:	/s/ Stuart Schneck
Stuart Schneck,
General Counsel

cc:	Robert G. Day
Bart D. Dillashaw